CM

06006463

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TN CAPITAL EQUITIES, LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 MADISON AVENUE, 8TH FLOOR
(No. and Street)

NEW YORK NY 10017
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING APR 10 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Girasole, CPA, PC
Certified Public Accountant
1273 77th Street
Brooklyn, NY 11228-2421

Richard J. Girasole CPA
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

1273 77th Street
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

345 7th Avenue, 21st floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

April 7, 2006

SEC MAIL RECEIVED PROCESSING SECTION
APR 10 2006
WASH, D.C. 213

NASD
One Liberty Plaza
48th Floor
New York, NY 10006
Attn.: Karen Davis

Re: TN Capital Equities, LTD.
350 Madison Avenue 8th Floor
New York, NY 10017

Dear Ms. Davis:

Pursuant to your request dated March 27, 2006, Item #1, as shown in footnote #5 of the financial statement, the $55,000 subordinated was satisfied in December 2005 as follows:

Subordinated debt as of 1 /1/05	$55,000
Payment in 12/05	(55,000)
Balance at 12/31/05	- 0-

Please feel free to contact me if you require any additional information.

Sincerely yours,

Richard J. Girasole CPA

Richard J. Girasole, CPA

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

1273 77th Street
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

345 7th Avenue, 21st floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

April 7, 2006

NASD
One Liberty Plaza 48th Floor
New York, NY 10006
Attn: Ms. Karen Davis

Re: TN Capital Equities, LTD.
350 Madison Avenue 8th Floor
New York, NY 10017

Dear Ms. Davis:

Pursuant to your request dated March 27, 2006, Item #2, I refer you to my audit report dated February 22, 2006. The report stated that no material inadequacies were found to exist for TN Capital Equities, LTD. for the year ended December 31, 2005.

Please feel free to contact me if you require any additional information.

Sincerely yours,

Richard J. Girasole CPA

Richard J. Girasole, CPA
TNKarenDavis

NASD

Certified Mail

SEC MAIL RECEIVED PROCESSING WASH, D.C. APR 10 2006 213 SECTION

March 27, 2006

Mr. John F. Steinmetz, President
TN Capital Equities Ltd.
350 Madison Avenue
8th Floor
New York, NY 10017

Dear Mr. Steinmetz:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Statement of Changes in Liabilities Subordinated to general Creditors, or disclosure that there were no changes;
2. A Report describing any material inadequacies found to exist
   or
   If none existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of each item listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 10, 2006. If you have any questions, please contact Karen Davis at (212) 858-3913.

Sincerely,

Dolores Josiah
Staff Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ramona Lopez, Securities and Exchange Commission,
NY Regional Office

Richard J. Girasole

One Liberty Plaza
New York, NY
10006
tel 212 858 4000
www.nasd.com